UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32342

NALCO HOLDING COMPANY

(Exact name of registrant as specified in its charter)

370 Wabasha Street North,

St. Paul, Minnesota 55102

(800) 232-6522

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Nalco Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NALCO HOLDING COMPANY

Date:	December 12, 2011	By:	/s/ Stephen N. Landsman
Stephen N. Landsman
Secretary

*              On December 1, 2011, pursuant to the Agreement and Plan of Merger dated as of July 19, 2011, by and among Ecolab Inc. (“Ecolab”), Sustainability Partners Corporation (“Merger Sub”), and Nalco Holding Company (“Nalco”), Nalco merged with and into Merger Sub, with Merger Sub surviving the merger transaction as a wholly-owned subsidiary of Ecolab (the “Merger”). Upon consummation of the Merger, Merger Sub changed its name to Nalco Holding Company.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.